UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2022

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Willemstraat 5
4811 AH, Breda, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

argenx SE

On September 21, 2022, argenx SE (the “Company”) issued a press release regarding its submission of a Biologics License Application to the U.S. Food & Drug Administration, a copy of which is attached here as Exhibit 99.1 and is incorporated by reference herein, and a press release regarding upcoming scientific presentations, a copy of which is attached hereto as Exhibit 99.2

The information contained in this Current Report on Form 6-K, including Exhibits 99.1 and 99.2, is incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-258251) and S-8 (File Nos. 333-225375 and 333-258253).

EXHIBITS

Exhibit	Description

99.1	Press Release dated September 21, 2022 regarding Biologics License Application
99.2	Press Release dated September 21, 2022 regarding Upcoming Scientific Presentations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: September 21, 2022	By:	/s/ Hemamalini (Malini) Moorthy
Hemamalini (Malini) Moorthy
General Counsel